# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cantor Equity Partners I, Inc., CIK 0002027708
CUSIP: G1827K107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002058689

## Reporting persons
- Fulgur Frontier Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Bahamas (C5); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (12.2% of the class)
  Comment: Based on 20,500,000 Class A ordinary shares, par value $0.0001 per share, outstanding as of November 14, 2025, as reported on the cover page of the issuer's interim report on Form 10-Q for the period ended September 30, 2025, as filed with the U.S. Securities and Exchange Commission (the "Commission") on November 14, 2025.

## Item 1. Issuer
Name of issuer: Cantor Equity Partners I, Inc.
Address of issuer's principal executive offices: 110 East 59th Street, New York, NY, 10022

## Item 2. Person Filing
Name of person filing: This statement is filed by Fulgur Frontier Capital LP, a Bahamian limited partnership ("Fulgur Frontier"), with respect to the Class A ordinary shares, par value $0.0001 per share, ("Ordinary Shares") of Cantor Equity Partners I, Inc., a Cayman Islands exempted company ("Cantor" or "the issuer") held by Fulgur Frontier.
Address of principal business office or, if none, residence: Goodman's Bay Corporate Centre, 2nd Floor, 309 West Bay Street, Nassau, The Bahamas.
Citizenship: Fulgur Frontier is organized under the limited partnership laws of the Bahamas.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.
Percent of class: 12.2%
Sole power to vote or to direct the vote: 2,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fulgur Frontier Capital LP: /s/ Oleg Mikhalskiy, Oleg Mikhalskiy, Director of Fulgur Investment Management Limited, its general partner (03/10/2026)
- Fulgur Frontier Capital LP: /s/ Wendy Warren, Tux Limited (Wendy Warren), Director of Fulgur Investment Management Limited, its general partner (03/10/2026)